September 1, 2016

Via EDGAR And E-mail

Mr. Jacob Sandoval
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE:	American Capital, Ltd. Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015 (File No. 814-00149)

Dear Mr. Sandoval:

American Capital, Ltd. (the “Company”) is responding to the verbal comments that it has received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the referenced Annual Report, which was initially filed with the Commission on February 16, 2016 and amended by Amendment No. 1 thereto filed with the Commission on April 29, 2016 (the “Annual Report”).
To facilitate the Staff’s review, each of the Staff’s comments is set forth in bold, followed by the Company’s response thereto. Terms used herein and otherwise not defined in this response have the meanings set forth in the Annual Report.

1.	Supplementally describe whether or not the Company regularly draws on credit facilities at or around quarter-end to invest in short-term investments or to hold excess cash.
The Company utilizes its credit facilities to fund ongoing operations in the normal course of business and to facilitate the acquisition of investment securities in accordance with its investment strategy. It has not regularly drawn on credit facilities at or around quarter-end to invest in short-term investments or to hold excess cash.

2.	It appears that the Company has purchased and sold portfolio companies with ACE I, ACE II and ACE III. Supplementally describe compliance with Section 57 of 1940 Act related to these transactions.
ACE I, ACE II and ACE III are downstream affiliates of the Company because the Company controls their respective managers. Thus, these transactions were permitted pursuant to Section 57 of the 1940 Act and Rule 57b-1 thereunder, which authorizes business development companies to engage in transactions with controlled companies without exemptive or other relief from the Commission.

3.	Confirm that all material related party agreements and material contracts have been filed have been filed on EDGAR. Reference is made to Item 601 of Regulation S-K.
The Company confirms that all material related party agreements and material contracts for the reporting period have been filed on EDGAR in accordance with Item 601 of Regulation S-K.

4.
Describe if the Company had any recent sales of unregistered securities or sales of reacquired securities or securities were issued in exchange for property. Reference is made to Item 701 of Regulation S-K.

The disclosure required by Item 701 of Regulation S-K is provided in Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities (“Item 5”), on page 28 of the Annual Report. The Company confirms that it did not sell any unregistered securities or issue securities in exchange for property, services or other securities for the three fiscal years ended December 31, 2015. The Company retired shares of common stock that were repurchased under the Company’s Share Repurchase Program as disclosed in Item 5.

Mr. Sandoval
September 1, 2016

5.
On page 46 to the Annual Report, to the extent escrow amounts on sold assets are material, please describe the related accounting policy and any reserves on such amounts in the notes to the financial statements.

The escrow proceeds noted on page 46 of the Annual Report are not material. The Company confirms that it will disclose the fair value of any future escrow amounts that are material and the related accounting policy for such escrow receivables in the notes to the Company’s financial statements.

6.	On page 66 to the Annual Report, going forward please consider a breakout of unrealized depreciation or appreciation on swaps.
The Company confirms that it will separately disclose any material unrealized depreciation or appreciation on its swaps in its financial statements for future periods.

7.
On page 66 to the Annual Report, going forward please consider a breakout of foreign cash separately with acquisition costs shown parenthetically. Reference is made to section 7.50 of the AICPA Audit & Accounting Guide for Investment Companies.

The Company’s foreign cash balances arise primarily from the consolidation of European Capital Limited rather than cash held directly by the Company, and therefore, acquisition costs are not generally applicable. The Company will include disclosure of material foreign cash and related acquisition costs in its financial statements for future periods.

8.	On page 77 to the Annual Report, please include the expiration date of stock warrants, if applicable, in the description.
The Company has provided this disclosure in its Quarterly Report on Form 10-Q as of and for the six months ended June 30, 2016 and will continue to include this disclosure in its financial statements for future periods.

9.	On page 78 to the Annual Report, please disclose the financing rate (e.g. LIBOR + spread) for interest rate swaps in the description.
The Company will provide this disclosure in its financial statements for future periods.

10.
On page 78 to the Annual Report, please describe if there are master netting arrangements or similar agreements with counterparties to derivatives. If so, going forward please disclose the required information described in ASU 2011-11 and ASU 2013-01.

The Company does not currently have any master netting arrangements or similar agreements with counterparties to derivatives. The Company will provide the disclosure required by ASU 2011-11 and ASU 2013-01 in its financial statements for future periods if the Company enters into master netting arrangements or similar agreements in the future.

11.	On page 98 to the Annual Report, please include a statement that the Company follows the reporting requirements for investment companies. Reference is made to ASU 2013-08.
The Company will include the following statement in its financial statements for future periods:
“The Company is an investment company following the accounting and reporting guidance in FASB Accounting Standards Codification Topic No. 946, Financial Services-Investment Companies.”

12.	Please supplementally confirm that unfunded commitments are accounted for in accordance with the comments discussed in the January 2006 AICPA Experts Panel Meeting.
The Company’s unfunded commitments include revolving lines of credit, term loans and equity commitments to its portfolio companies. Such commitments are not included in the fair value of the Company’s investments until they are funded. Generally, the Company’s portfolio companies utilize these unfunded commitments to support capital growth and seasonal working capital needs. The majority of the Company’s unfunded commitments are to controlled portfolio companies and typically require additional approval by the Company. Furthermore, several of these unfunded commitments are subject to covenants that impact the portfolio company’s ability to draw on the commitment. As such, these unfunded commitments do not create additional appreciation or depreciation for the Company.

Mr. Sandoval
September 1, 2016

13.
On page 101 to the Annual Report, please describe if there were any changes in valuation techniques used to value portfolio companies from prior periods. If so, going forward please describe the reasons for such change in valuation techniques. Reference is made to ASC 820-10-50.

The Company has provided this disclosure in its Quarterly Report on Form 10-Q as of and for the six months ended June 30, 2016 and will continue to include this disclosure in its financial statements for future periods.

14.
On page 10 to the Annual Report, it appears in June 2015 ACAS purchased 22 portfolio companies from ACE I and 20 portfolio companies from ACE II in a stock purchase agreement. Please describe if any of these portfolio companies were the same portfolio companies previously sold to ACE I in 2006 and ACE II in 2007.

The Company confirms that these were the same portfolio company investments previously sold to ACE I in 2006 and ACE II in 2007. Such purchases were made in anticipation of the Company’s previously planned spin-off of investment assets to a new managed business development company because ACE I and ACE II, as sister entities of the new BDC, would have no longer been able to rely upon the exemption under Rule 57b-1 of the 1940 Act for co-investments by downstream affiliates following the spin-off transaction. The asset sales by ACE I and ACE II required approval by their respective investors.

15.
On page 10 to the Annual Report, it describes that the Company entered into a purchase agreement with private funds for select portfolio companies using valuations as of March 31, 2015. It appears that the valuations decreased significantly between March 31, 2015 and June 30, 2015. Please supplementally describe the valuation process as of March 31, 2015 to determine the fair value for the portfolio companies and any details on the change in circumstances that led to such a decrease in valuation as of June 30, 2015.

The Company’s valuation process as of March 31, 2015 used to value portfolio companies acquired from private funds is the Company’s valuation process described in the Annual Report in Footnote 2. Summary of Significant Accounting Policies, Investment Valuation Policy. There was no change in the process in determining the fair value as of June 30, 2015 and the only material decreases in the quarterly valuations were in the fair values of two portfolio companies due to a change in entity specific circumstances related to performance and outlook.

Mr. Sandoval
September 1, 2016

16.	Please provide your significance analysis for 2015 with respect to CML Pharmaceuticals, LLC pursuant to Rule 1-02(w) of Regulation S-X.
CML Pharmaceuticals, LLC did not meet the thresholds of any of the significance tests under Rule 1-02(w) of Regulation S-X for 2015. However, in accordance with Rule 4-08(g) of Regulation S-X, CML Pharmaceuticals, LLC’s financial information was disclosed in Note 13 in the Annual Report since this portfolio company met the income test threshold for the year ended December 31, 2014. For the year ended December 31, 2015, CML Pharmaceuticals, LLC’s asset test, investment test and income test was 4.0%, 6.5% and 9.4%, respectively, as follows:

	2015	2014
	(in millions)
Investment Test
Fair Value of CML	$248.9	$289.8
Total Assets of ACAS	$6,244	$7,640
Fair Value as a percentage of ACAS Total Assets	4.0%	3.8%

Asset Test
Total Assets of CML	$407.5	$496.1
Total Interest in Total Assets of CML based on percentage held	$403.4	$491.1
Total Assets of ACAS	$6,244	$7,640
CML Assets as a percentage of ACAS Total Assets	6.5%	6.4%

Income Test
CML Unrealized Appreciation (Depreciation), net	$118.7	(130.6)
CML Realized (Loss) Gain	(168.0)	—
CML Dividend Income	—	—
Total Net Loss on CML	$(49.3)	$(130.6)

ACAS Adjusted Income under Reg. S-X, Rule 1.02(w)
For the year	$—	$498
5 year average	$479.6	$679.2
ACAS Adjusted Income under Reg. S-X, Rule 1.02(w)	5 YR AVG	5 YR AVG
5 year average adjusted for CML loss	$523.0	$712.7

CML net loss as a percentage of ACAS adjusted income	9.4%	18.3%

* * *
In submitting this letter, the Company acknowledges:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter addresses the Staff's questions and comments. If we can be of assistance in facilitating the Staff's review of our responses, please contact me at (301) 841-9731 or via email at mark.lindsey@americancapital.com.

Sincerely,

/s/ Mark Lindsey

Mark Lindsey
Senior Vice President and Chief Accounting Officer

Encls.

cc:    Samuel A. Flax, Esq.